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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119752

PROSPECTUS

1,374,390 Shares

ACCELRYS, INC.

Common Stock

        This prospectus relates to the public offering, which is not being underwritten, of up to 1,374,390 shares of our common stock, which may be offered from time to time by some of our stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. We originally issued 1,040,092 of the shares in connection with our acquisition of Scitegic, Inc. and 334,298 of the shares are issuable upon the achievement of certain milestones in connection with our acquisition of Scitegic, Inc.

        The prices at which such stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will receive no part of the proceeds from the sale of shares.

        Our common stock is listed on the Nasdaq National Market under the symbol "ACCL." On November 4, 2004, the last sale price of our common stock was $6.14 per share.

See "Risk Factors" beginning on page 3 for a discussion of certain factors that should be considered by prospective investors.

NEITHER THE SECURITES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 5, 2004.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "Accelrys," "we," "us," and "our" refer to Accelrys, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

THE COMPANY

        We are a provider of software for computation, simulation, and the management and mining of scientific data used by biologists, chemists and materials scientists, including nanotechnology researchers, for product design as well as drug discovery and development. Our technology and services are designed to meet the needs of today's leading research organizations.

        We were incorporated in Delaware on March 26, 1993. Our principal executive offices are located at 9685 Scranton Road, San Diego, California, 92121, and our telephone number at this address is (858) 799-5000. We maintain a website at http://www.accelrys.com. Our website, and the information contained therein, is not a part of this prospectus.

RISK FACTORS

        The shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully, in addition to the other information contained in the documents incorporated by reference herein, before purchasing the common stock offered hereby. The risks and uncertainties described below are not the only ones we face. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical changes and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

CERTAIN RISK RELATED TO ACQUIRED BUSINESSES

        There can be no assurance as to the effect of the Scitegic acquisition or future acquisitions on our business or operating results.    From time to time, we may acquire other companies that would be complementary to our business. Acquisitions may result in potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, amortization expenses related to intangible assets and the possible impairment of goodwill, which could harm our profitability. In addition, acquisitions involve numerous risks, including, among other things: higher than estimated acquisition expenses; difficulties in successfully assimilating the operations, technologies and personnel of the acquired company; diversion of management's attention from other business concerns; risks of entering markets in which we have no or limited direct prior experience; and the potential loss of key employees and customers as a result of the acquisition. In this regard, in September 2004, we acquired Scitegic, Inc., a privately held company providing workflow software solutions for the research science market. Pursuant to this transaction, Scitegic shareholders received approximately $12.25 million of cash and up to 1,040,119 shares of Accelrys common stock in exchange for their Scitegic shares, and up to 334,324 additional Accelrys common shares over the next two years subject to certain conditions. There can be no assurance as to the effect of the Scitegic acquisition or future acquisitions on our business or operating results.

CERTAIN RISKS RELATED TO THE SPIN-OFF OF PDD

        There can be no assurance that Accelrys will be successful on a stand-alone basis.    Our Board of Directors approved the plan to separate the Accelrys and Pharmacopeia Drug Discovery, Inc. ("PPD") businesses through the spin-off to our stockholders of 100% of the outstanding shares of common stock of PDD which transaction was completed on April 30, 2004. The transaction has resulted in PDD being an independent, publicly-traded company.

        We believe that separating PDD from Accelrys will resolve difficulties we have encountered regarding the effective operation and development of the two businesses within a single publicly-traded corporation. We further believe the spin-off will enhance the performance of Accelrys by providing the company with greater focus on its software business and with a clearer story to enable investors to better evaluate the company and assign an appropriate market valuation. There can be no assurance that Accelrys, as a stand-alone entity, will be able to benefit from these items.

        Accelrys has not been an independent company, and will no longer be able to rely on the financial and other resources and the cash flows generated from the combined Accelrys and PDD operations. Previously, we operated our businesses as part of a broader corporate organization rather than as a stand-alone company. Historically, certain corporate functions had been centralized for PDD and Accelrys; after a transition period following the distribution, each company will be responsible for fulfilling these functions independently. Our estimates concerning the costs for independent corporate administrative functions (such as overhead functions, corporate governance, securities compliance, exchange listing and investor relations services) may be substantially lower than the actual costs incurred. As a result, it will be difficult for anyone to accurately forecast future operating performance for Accelrys. Further, Accelrys may need to obtain financing on a stand-alone basis after the spin-off, which may be difficult because financial and other resources may not be as strong as they were prior to the distribution. Any future financing will have to be raised without reference to or reliance on the financial condition of the historical consolidated company. There can be no assurance that Accelrys will be able to obtain financing after the distribution on acceptable terms, or at all.

        The combined market value of our shares and those of PDD after the spin-off may not be equal to or greater than the market value of our shares prior to the distribution.    There is no assurance that an active public market for our common stock will be sustained. In addition, the smaller size of our market capitalization after the distribution compared to our market capitalization prior to the distribution may result in our loss of stock research analyst coverage, which could adversely impact each entity's stock market following. Further, the market price of our stock may fluctuate substantially, as in recent years the stock market has experienced significant price and volume changes and our stock price has been volatile. In addition, following the distribution, our current stockholders will now own separate securities in PDD and Accelrys. The possibility remains that some stockholders may sell shares of our common stock for various reasons, including the fact that the business profile or market capitalization of that entity as a stand-alone company does not fit their investment objectives. Given the large concentration of our stockholdings among our top six stockholders, substantial sales of shares by one or more of these stockholders could depress the market price for our shares.

        If the distribution is taxable, stockholders could be required to pay tax on the fair market value of the shares of PDD common stock received, and we could incur a corporate tax liability.    If the spin-off fails to qualify as a tax-free distribution for U.S. federal income tax purposes, our stockholders who received PDD shares would be treated as if they had received a taxable distribution in an amount equal to the fair market value of the PDD common stock received. In such event, a corporate income tax could also be payable by us on the excess of the fair market value of the PDD stock over our adjusted tax basis in the stock. Further, even if the distribution is tax-free to our stockholders, we could be subject to corporate income tax on any gain inherent in PDD's stock if one or more persons acquire a 50% or greater interest in PDD as part of a plan or series of related transactions that included the spin-off.

        We may be required to indemnify PDD, or may not be able to collect on indemnification rights from PDD.    As part of the spin-off, we and PDD have agreed to indemnify one another after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. One such obligation includes a guarantee by us of PDD's obligations under the existing New Jersey laboratory and headquarters leases, with respect to which PDD will indemnify us should we be required to make any payment under the guarantee. These indemnification obligations could be significant. PDD's ability to satisfy any such indemnification obligations (including, without limitation, PDD's commitment to indemnify us in the event of our payment under our guarantee of its leases) will depend upon PDD's future financial strength. We cannot assure you that, if PDD becomes obligated to indemnify us for any substantial obligations, PDD will have the ability to do so. There also can be no assurance that we will be able to satisfy any indemnification obligations to PDD. Any required payment by PDD or us could have a material adverse effect on its or our business, and any failure by PDD or us to satisfy its obligations could have a material adverse effect on the other company's business.

CERTAIN RISKS RELATED TO OUR BUSINESS

        Pharmaceutical and biotechnology companies may discontinue or decrease their use of our services and products.    We are dependent on pharmaceutical and biotechnology companies. These companies (together with diversified chemical and other industrial companies) comprise the principal market for our Accelrys modeling, simulation, data analysis and related software products and services. In addition, these companies have frequently utilized outside software vendors for key tools used in drug discovery and chemical development, rather than developing needed information and analysis tools internally. Our revenue depends to a large extent on research and development expenditures by the pharmaceutical, biotechnology, and chemical industries, particularly companies in these industries adding new and improved technologies to accelerate their drug discovery and chemical development initiatives. The willingness of these companies to expand or continue is dependent on the benefits of new software tools versus their costs of licensure. Since a large proportion of our software customers license our products on an annual basis or buy maintenance contracts from us annually, if their spending priorities shift, our revenue may be impacted. Also, general economic downturns in our customers' industries or any decrease in research and development expenditures could harm our operations.

        Our ability to increase revenue and grow our business is dependent upon our success in adding new customers and expanding our existing customer relationships. In order to generate the additional revenue needed to grow, we must add new customers and retain, and expand upon, our existing customer relationships. These efforts depend significantly upon, among other factors:

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  our successful development of new products;

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  the success of our business development, sales and marketing efforts; and

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  the willingness of current and potential biotechnology, pharmaceutical, chemical, petrochemical and diversified technology customers to invest in new modeling, simulation and informatics solutions.

        If we are unable to add revenue from additional or expanded customer relationships, we may not be able to grow our business.

        Our future profitability is uncertain.    We generated losses in 2002, 2003, the three months ended March 31, 2004 and June 30, 2004. Continuing net losses may limit our ability to fund our operations and we may not generate income from operations in the future. Our future profitability depends upon many factors, including several that are beyond our control. These factors include:

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  changes in the demand for our products and services;

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  the introduction of competitive software;

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  our ability to license desirable technologies;

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  changes in the research and development budgets of our customers and potential customers; and

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  our ability to successfully, cost effectively and timely develop, introduce and market new products, services and product enhancements.

        We operate in business lines that change rapidly and in unexpected ways.    Rapid technological change and uncertainty due to new and emerging technologies characterize the software, drug discovery and chemical development industries. We may be unable to develop, integrate and market, on a timely basis, the new and enhanced products and services necessary to keep pace with competitors. Our products and services may be rendered obsolete by the offerings of our competitors. Failure to anticipate or to respond to changing technologies, or significant delays in the development or introduction of products or services, could cause customers to delay or decide against purchases of our products or services.

        Failure to attract and retain skilled personnel could have a material adverse effect on us.    Our success depends in part on the continued service of key scientific, software, sales, business development, engineering and management personnel and our ability to identify, hire and retain additional personnel.

There is intense competition for qualified personnel. Immigration laws may further restrict our ability to attract or hire qualified personnel. We may not be able to continue to attract and retain the personnel necessary for the development of our business. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations. Further, we are highly dependent on the principal members of our scientific and management staff. One or more of these key employees could retire or otherwise leave our employ within the foreseeable future, and the loss of any of these people could have a material adverse effect on our business, financial condition and results of operations. We do not, and do not intend to, maintain key person life insurance on the life of any employee.

        We may be unable to develop strategic relationships with large pharmaceutical, biotechnology, chemical and technology companies.    A component of our business strategy is to develop strategic relationships with larger pharmaceutical, biotechnology, chemical and technology companies. We believe that through such relationships we can add revenue, expand our distribution channels, maximize our research and development resources, improve our competitive position and increase market awareness and acceptance of scientific software products. To date, we have entered into significant strategic relationships with such companies as IBM, Oracle and HP. There can be no assurance that any such relationship will continue, that relationships with similar large organizations can be developed, or that any such existing or new alliances will produce substantial revenue or profit opportunities.

        We are subject to risks associated with the operation of an international business.    For the three months ended June 30, 2004, approximately 56% of the Company's consolidated revenue was derived from customers outside the United States, both through international subsidiaries and on an export basis. Approximately 26% of our revenue was derived from customers in Europe and approximately 30% was derived from customers in the Asia/Pacific region. We anticipate that international revenue will continue to account for a significant percentage of future overall revenue. Our international operations continue to expand, with functions such as software development, sales and customer support increasingly being performed outside the United States. In this connection, we intend to continue the expansion of our development center in Bangalore, India.

        Our non-U.S. operations are subject to risks inherent in the conduct of international business, including:

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  unexpected changes in regulatory requirements;

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  longer payment cycles;

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  currency exchange rate fluctuations;

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  import and export license requirements;

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  tariffs and other barriers;

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  political unrest, terrorism and economic instability;

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  disruption of our operations due to local labor conditions;

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  limited intellectual property protection;

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  difficulties in collecting trade receivables;

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  difficulties in managing distributors or representatives;

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  difficulties in managing an organization spread over various countries;

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  difficulties in staffing foreign subsidiary or joint venture operations; and

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  potentially adverse tax consequences.

        Our success depends, in part, on our ability to anticipate and address these risks. There can be no assurance that these or other factors will not adversely affect our business or operating results.

        We may not be able to sustain or increase international revenue. Any of the foregoing factors may have a material adverse effect on our international operations and, therefore, our business, financial condition and results of operations. Our direct international sales generally are denominated in local currencies. Fluctuations in the value of currencies in which we conduct business relative to the United States dollar result in currency transaction gains and losses, and the impact of future exchange rate fluctuations cannot be accurately predicted. Future fluctuations in currency exchange rates may have a material adverse impact on revenue from international sales, and thus on our business, financial condition and results of operations. When deemed appropriate, we may engage in currency exchange rate hedging transactions in an attempt to mitigate the impact of adverse exchange rate fluctuations. However, currency hedging policies may not be successful, and they may increase the negative impact of exchange rate fluctuations.

        Investments in Sales and Business Development Efforts.    Accelrys products and services involve lengthy sales and business development cycles, often requiring us to expend considerable financial and personnel resources without any assurance that revenue will be recognized. These sales and business development cycles typically are long for a number of reasons. Software sales cycles are impacted by the time and resources required to educate potential customer organizations as to the value and comparative advantages of our products. As a result, we may expend substantial funds and effort to negotiate agreements for collaborative relationships, services and products, but may ultimately be unable to consummate the related transaction. In these circumstances, our results of operations and ability to achieve profitability are adversely affected.

        Consolidation within the pharmaceutical and biotechnology industries may lead to fewer potential customers for our products and services.    A significant portion of our customer base consists of pharmaceutical and biotechnology companies. Continued consolidation within the pharmaceutical and biotechnology industries may result in fewer customers for our products and services. If one of the parties to a consolidation uses the products or services of our competitors, we may lose existing customers as a result of such consolidation.

        Our operations may be interrupted by the occurrence of a natural disaster or other catastrophic event at our primary facilities.    Our research and development operations and administrative functions are primarily conducted at our facilities in San Diego, California, Cambridge, United Kingdom, and Bangalore, India. Although we have contingency plans in effect for natural disasters or other catastrophic events, catastrophic events could still disrupt our operations. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any natural disaster or catastrophic event in our facilities or the areas in which they are located could have a significant negative impact on our operations.

        Because our stock price may be volatile, our stock price could experience substantial declines.    The market price of our common stock has historically experienced and may continue to experience volatility. Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations and, during the past two years, the stock market (and in particular technology companies) has experienced significant decreases in market value. This volatility and the recent market decline has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and may adversely affect the price of our common stock.

        As institutions hold the majority of our Common Stock in large blocks, substantial sales by these stockholders could depress the market price for our shares.    As of July 2004, the top ten institutional holders of our common stock held approximately 53% of our outstanding common stock. As a result, if one or more of these major stockholders were to sell all or a portion of their holdings, or if the market were to perceive that such sale or sales may occur, the market price of our common stock may fall significantly.

        Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

        Anti-takeover provisions under the Delaware general corporation law, provisions in our certificate of incorporation and bylaws, and our adoption of a stockholder rights plan may render more difficult the accomplishment of mergers or the assumption of control by a principal stockholder, making more difficult the removal of management.    Certain provisions of the Delaware General Corporation Law may delay or deter attempts to secure control of our company without the consent of our management. Also, our governing documents provide for a staggered board of directors, which will make it more difficult for a potential acquirer to gain control of our Board of Directors. In 2002, we adopted a stockholder rights plan, which is triggered upon commencement or announcement of a hostile tender offer or when any one person or group acquires 15% or more of our common stock. The rights plan, once triggered, enables stockholders to purchase our common stock, and the stock of the entity acquiring us, at reduced prices. These provisions of our governing documents and stockholder rights plan, and of Delaware law, could have the effect of delaying, deferring or preventing a change of control including without limitation a proxy contest, making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, the existence of these anti-takeover measures may cause potential bidders to look elsewhere, rather than initiating acquisition discussions with us.

        If we consume cash more quickly than expected, we may be unable to raise additional capital and we may be forced to curtail operations.    We anticipate that our existing capital resources will be adequate to fund our operations for at least the next twelve months. However, changes may occur that would consume available capital resources before that time. Our capital requirements will depend on numerous factors, including:

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  costs associated with software sales;

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  competing technological and market developments;

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  the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of related litigation;

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  the purchase of additional capital equipment; and

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  acquisitions of other businesses or technologies.

        If we determine that we must raise additional capital, we may attempt to do so through public or private financings involving debt or equity. However, additional capital may not be available on favorable terms, or at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, products or potential markets that we would not otherwise relinquish.

        If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.    From time to time, we may choose to acquire complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract company management. In addition, in order to finance any acquisition, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on less than favorable terms and, in the case of equity financing that may result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, under certain circumstances, amortization of assets or charges resulting from the costs of acquisitions could harm our business and operating results.

        Our ability to increase Accelrys software revenue may depend upon increased market acceptance of our products and services.    Accelrys products are currently used primarily by molecular modeling and simulation and gene sequence analyses specialists. Our strategy is to expand usage of our products and services by marketing and distributing our software, in part through our desktop-based products, client-server solutions, and related services to a broader, more diversified group of biologists, chemists, and engineers. If we cannot expand our customer base by selling our desktop-based products, client-server solutions, and related services, we may not be able to increase our software revenue, or such revenue may decline. In general, increased market acceptance and greater market penetration of our software products depend upon several factors, including:

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  overall product performance;

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  ease of implementation and use;

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  accuracy of simulation;

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  breadth and integration of product offerings;

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  the extent to which users achieve the intended research and development benefits from their use of the products and services; and

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  willingness of customers to pay for such use.

        Our software products and services may not achieve market acceptance or penetration in their target industries or other industries. Failure to increase market acceptance or penetration may restrict substantially the future growth of our software business and may have a material adverse effect on our company as a whole.

        We may be unable to develop and market new Accelrys products that are necessary to increase revenue.    The success of our software business plan depends heavily upon increases in revenue. Our strategy is to increase software revenue in a number of ways, including:

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  adding more computational modeling, simulation, and analyses tools to our current portfolio of tools for chemists and biologists;

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  offering more informatics solutions that capture and manage the data created by customers' drug discovery and chemical development activities, including the data created by the use of computational modeling, simulation, and analysis software;

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  creating and marketing genomic, biological and/or chemical data content for use in conjunction with the software offered to support customers' drug discovery activities;

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  developing more knowledge management workflow software to automate the flow of genomic, biological and chemical data and information and project status between and among workgroups and the enterprise; and

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  developing enhanced modeling and informatics tools to address the needs of companies engaged in nanotechnology research.

        We do not have sufficient historical or comparative sales data to rely upon to indicate that our new products or data content services will achieve the desired level of commercial success.

        We face strong competition in the scientific software sector.    The market for our software products is intensely competitive, subject to rapid change and significantly affected by new product introductions, pricing strategies and other market activities of industry participants. Competition currently comes from the following principal sources:

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  other molecular simulation software packages and software for analysis of chemical and biological data;

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  desktop software applications, including chemical drawing, molecular modeling and analytical data simulation applications;

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  consulting and outsourcing services;

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  other types of simulation software provided to engineers;

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  firms supplying databases, such as chemical or genomic information databases, database management systems and information technology; and

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  academic and government sponsored institutes focused on nanotechnology.

        In addition, some of our software licenses grant the right to sublicense our software. As a result, our software customers and third-party licensees could develop specific simulation applications using our software developer's kit and compete with us by distributing these programs to our potential customers. Customers or licensees could also develop their own simulation technology or informatics software and cease using our software products and services. Some of our competitors and potential competitors in this sector have longer operating histories than us and have greater financial, technical, marketing, research and development and other resources. Many of our software competitors offer products and services directed at more specific markets than those we target, enabling these competitors to focus a greater proportion of their efforts on these markets. Some offerings that compete with our software products are developed and made available at lower cost by governmental organizations and academic institutions, and these entities may be able to devote substantial resources to product development and also offer their products to users for little or no charge.

        Finally, we also face competition from open source software initiatives, in which developers provide software and intellectual property free over the internet.

        If we are unable to license software to, or collect receivables from, our early stage biotechnology customers, it may have a material adverse effect on our operating results.    We license our modeling, simulation, data analysis and informatics software to smaller, development stage biotechnology customers. Often these customers have limited or no operating history, and require considerable funding to launch their businesses. As we have experienced in recent quarters, they often significantly scale back, or altogether cease, operations. Therefore, there is considerable risk in counting on these types of entities for revenue growth. For entities that remain in business, transactions with these customers carry a higher degree of financial risk. Our customers, particularly our development stage customers, are vulnerable to, and may be impacted by, the current tightening of available credit and capital, and general economic slowdown occurring in the United States and our other key markets. As a result of these conditions, our customers may be unable to license or, if under a license, may be unable to pay for, Accelrys software products. If we are not able to collect such amounts, we may be required to write-off significant accounts receivable and recognize bad debt expense. As a result of the exposures above and other potential exposures, we recorded a provision for doubtful accounts of $1.3 million and $0.4 million in 2002 and 2003, respectively. Failure of these businesses, write-offs and difficulties associated with collection of receivables from these customers, could materially adversely affect our operating results.

        Defects or malfunctions in our software products, or in the products of our software technology partners, could hurt our reputation among software customers and expose us to liability.    Our software business and the level of customer acceptance of our products depend upon the continuous, effective and reliable operation of our computer software and related tools and functions. Defects could occur in current or future Accelrys products. To the extent that our software malfunctions and our customers' use of our products is interrupted, our software reputation and business could suffer. We may also be subject to liability for the defects and malfunctions of third party technology partners and others with whom our software products and services are integrated.

        Our quarterly operating results in the software business could vary significantly.    We have historically experienced stronger financial performance in the third and fourth calendar quarters of each year followed by a comparative decline in the first and second quarters. Quarterly operating results may continue to fluctuate as a result of a number of factors, including lengthy sales cycles, market acceptance of new products and upgrades, timing of new product introductions, changes in pricing policies, changes in general economic and competitive conditions, seasonal slowdowns, and the timing and integration of acquisitions. Additionally, changes in the timing of revenue recognition may result if subscription sales increase. We also expect to continue to experience fluctuations in quarterly operating results due to general and industry specific economic conditions that may affect the research and development expenditures of pharmaceutical and biotechnology companies. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

CERTAIN RISKS RELATED TO INTELLECTUAL PROPERTY

        Positions taken by the U.S. patent and trademark office or non-U.S. patent and trademark officials may preclude us from obtaining sufficient or timely protection for our intellectual property.    The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The coverage claimed in a patent application can be significantly reduced before the patent is issued. There is a significant risk that the scope of a patent may not be sufficient to prevent third parties from marketing other products or technologies with the same functionality of our products and technologies. Consequently, some or all of our patent applications may not issue into patents, and any issued patents may provide ineffective remedies or be challenged or circumvented.

        Third parties may have filed patent applications of which we may or may not have knowledge, and which may adversely affect our business.    Patent applications in the U.S. are maintained in secrecy for 18 months from filing or until a patent issues. Under certain circumstances, patent applications are never published but remain in secrecy until issuance. As a result, others may have filed patent applications for products or technology covered by one or more pending patent applications upon which we are relying. There may be third-party patents, patent applications and other intellectual property or information relevant to our software, chemical compositions and other technologies which are not known to us and that block or compete with our software or other technologies, or limit the scope of patent protection available to us. Moreover, from time to time, patents may issue which block or compete with our software or other technologies, or limit the scope of patent protection available to us. Litigation may be necessary to enforce patents issued to us or to determine the scope and validity of the intellectual property rights of third parties.

        We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees.    We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Competitors through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage) may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential, and that all inventions arising out of the employee's or consultant's relationship with us are our exclusive property. Our employees and consultants may breach these agreements, and in some instances we may not have an adequate remedy. Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

        Foreign laws may not afford us sufficient protections for our intellectual property, and we may not seek patent protection outside the United States.    We believe that our success depends, in part, upon our ability to obtain international protection for our intellectual property. However, the laws of some foreign countries may not be as comprehensive as those of the U.S. and may not be sufficient to protect our proprietary rights abroad. In addition, we may decide not to pursue patent protection outside the United States, because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking U.S. patent protection.

        We may not be able to adequately defend our intellectual property from third party infringement, and third party challenges to our intellectual property may adversely affect our rights and be costly and time consuming.    Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and those competitors may be able to sustain the costs of complex patent litigation to a greater degree and for longer periods of time than us. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on our ability to compete in the marketplace pending resolution of the disputed matters. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of invention, which could result in substantial costs to us, even if the outcome is favorable to us. Similarly, opposition proceedings may occur overseas, which may result in the loss or narrowing of the scope of claims or legal rights. Such proceedings will at least result in delay in the issuance of enforceable claims. An adverse outcome could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or cease using the technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In limited instances, we have licensed source codes of certain products to customers or collaborators. For these reasons, policing unauthorized use of our software products may be difficult.

        A patent issued to us may not be sufficiently broad to protect adequately our rights in intellectual property to which the patent relates.    Even if patents are issued to us, these patents may not sufficiently protect our interest in our software or other technologies because the scope of protection provided by any patents issued to or licensed by us are subject to the uncertainty inherent in patent law. Third parties may be able to design around these patents or develop unique products providing effects similar to our products. In addition, others may discover uses for our software or technologies other than those uses covered in our patents, and these other uses may be separately patentable. A number of pharmaceutical and biotechnology companies, software organizations and research and academic institutions, have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, patent applications or patents may conflict with our technologies, patent applications or patents. These conflicts could also limit the scope of patents, if any, that we may be able to obtain, or result in the denial of our patent applications.

        We may be subject to claims of infringement by third parties.    Third parties may claim infringement by us of their intellectual property rights. In addition, to the extent our employees are involved in research areas similar to those areas in which they were involved at their former employers, we may be subject to claims that one of our employees, or we, have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of a former employer. From time to time, we have received letters claiming or suggesting that our products or activities may infringe third party patents or other intellectual property rights. Our products may infringe patent or other intellectual property rights of third parties. A number of patents may have been issued or may be issued in the future that could cover certain aspects of our technology and that could prevent us from using technology that we use or expect to use. We may be required to seek licenses for, or otherwise acquire rights to, technology as a result of claims of infringement. We may not possess proper ownership or access rights to the intellectual property we use. Third parties or other companies may bring infringement suits against us. We expect, in general, that software product developers will be subject to more infringement claims as the number of products and competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us, our failure or inability to license or design around the infringed technology could have a material adverse effect on our business, financial condition and results of operations.

        SHOULD ONE OR MORE OF THE ABOVE-DESCRIBED RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS PROVE INCORRECT, OUR ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

        The shares of common stock to be sold by the selling stockholders pursuant to this prospectus represent shares issued and issuable to the selling stockholders by us in connection with our acquisition of Scitegic, Inc., which closed on September 27, 2004. The following table sets forth as of the date of this prospectus, the name of each of the selling stockholders, the number of shares of common stock that each such selling stockholder owns as of such date, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares of common stock to be held by each such selling stockholder assuming the sale of all the common stock offered hereby. After completion of the offering, each selling stockholder will hold less than 1% of our outstanding common stock. None of the selling stockholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

        We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

		Number of Shares Being Offered
Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering (1)	Closing Shares Being Offered	Earnout Shares Being Offered	Number of Shares Beneficially Owned After Offering
The Babbush Family Trust	3,423	2,591	832	0
Andrea Barry	1,551	1,174	377	0
Jason Benedict	997	755	242	0
Christian Berger	462	350	112	0
Eric Bertrand	403	305	98	0
Robert D. Brown	12,840	9,717	3,123	0
Steve Bush	342	259	83	0
Andrei Caracoti	298	226	72	0
Tom Carney	2,396	1,813	583	0
Phil Cochrane	712	539	173	0
Dave Comfort	541	410	131	0
Jeff Cordova	1,872	1,417	455	0
David Crowley	8,934	6,761	2,173	0
Julia Currin	2,282	1,727	555	0
Barbara Dreyer	462	350	112	0
Jacques Duret	277	210	67	0
Chris Farmer	1,326	1,004	322	0
Katrina Fitzgerald	277	210	67	0
Debbie Foltz	548	415	133	0
Frederick A. Hahn and Dolores M. Hahn, Joint Tenants WROS	22,826	17,274	5,552	0
Carol Gorst	483	366	117	0
Mathew A. Hahn	470,819	356,296	114,523	0
Moises Hassan	1,540	1,166	374	0
Wayne Henriksen and Leslie D. Henriksen	11,413	8,637	2,776	0
Barrie Hesp	5,991	4,534	1,457	0
Roland Sherwin Kartick	2,424	1,835	589	0
Debbie Khumayyis	405	307	98	0
Marty Kleine	4,921	3,724	1,197	0
Jung Ku	391	296	95	0
Rahim Lila	684	518	166	0

		Number of Shares Being Offered
	Number of Shares Beneficially Owned Prior to Offering (1)			Number of Shares Beneficially Owned After Offering
Name of Selling Stockholder		Closing Shares Being Offered	Earnout Shares Being Offered
Anne Li-Zhong	355	269	86	0
Maurice Manning	2,853	2,159	694	0
Jane Maxwell	24,075	18,219	5,856	0
Michael J. Savage and Christine A. Savage as Trustees of the Savage Family Revocable Trust U/A 3/20/01	82,749	62,621	20,128	0
Michael Peeler	6,333	4,793	1,540	0
Charles M. Philyaw	194,034	146,837	47,197	0
Miranda Rodoni	46	35	11	0
David Rogers	385,216	291,515	93,701	0
Saiid Zarrabian and Marie Zarrabian Family Trust, U.T.D. March 28, 2002	21,041	15,923	5,118	0
Margaret Stonich	1,711	1,295	416	0
Harry Stylli	5,991	4,534	1,457	0
Meinolf Tegethoff	2,763	2,091	672	0
Tom Thacher	1,283	971	312	0
John R. Tozer	27,906	21,118	6,788	0
Dat Tran	213	161	52	0
Simon Valentine	1,016	769	247	0
Ton van Daelen	5,760	4,359	1,401	0
W. Todd Wipke and Corinne F. Wipke as Community Property	34,241	25,912	8,329	0
Charlie Weatherall	1,411	1,068	343	0
Phil Young	13,553	10,257	3,296	0

Total	1,374,390	1,040,092	334,298	0

(1)
Assumes all shares subject to the earnout pursuant to the terms of the Agreement and Plan of Merger and Reorganization dated September 13, 2004, as amended, by and among Accelrys, Inc., Scitegic, Inc. and the other parties thereto are released by us to such selling stockholders.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. All of the shares were originally issued by us in connection with our acquisition of Scitegic, Inc. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq Stock Market, Inc's National Market System, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  in privately negotiated transactions.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

        Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

        In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

        The sale of shares by certain of the selling stockholders is subject to compliance by such selling stockholders with certain contractual restrictions with us. There can be no assurance that the selling stockholders will sell all or any of the shares.

        We have agreed with the selling stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (i) the date two (2) years following effectiveness of the registration statement, or (ii) the first date upon which all such registered shares may be sold by the selling stockholders under Rule 144 promulgated under the Securities Act of 1933 without any limitation on the amount of such shares that may be sold.

LEGAL MATTERS

        Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

        This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the Commission at the address set forth in the preceding paragraph. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows this prospectus to "incorporate by reference" certain other information that we file with them (File No. 000-27188), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  (1)
  Our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 10, 2004;

  (2)
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Commission on August 9, 2004;

  (3)
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the Commission on May 10, 2004;

  (4)
  Our Current Report on Form 8-K, furnished to the Commission on September 7, 2004;

  (5)
  Our Current Report on Form 8-K, furnished to the Commission on September 15, 2004;

  (6)
  Our Current Report on Form 8-K/A, furnished to the Commission on September 16, 2004;

  (7)
  Our Current Report on Form 8-K, filed with the Commission on September 16, 2004;

  (8)
  Our Current Report on Form 8-K, filed with the Commission on September 28, 2004;

  (9)
  Our Current Report on Form 8-K, filed with the Commission on October 21, 2004;

  (10)
  Our Current Report on Form 8-K, furnished to the Commission on November 2, 2004; and

  (11)
  The description of our Common Stock in our Registration Statement on Form S-1, (Registration No. 33-93460), as amended, which was declared effective by the Commission on December 5, 1995.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Investor Relations
      Accelrys, Inc.
      9685 Scranton Road
      San Diego, California 92121
      (858) 799-5000

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE